

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via E-mail
Mr. Carlos De la Torre
President
Swingplane Ventures, Inc.
Alcantara 200, piso 6
Las Condes, Santiago
Chile

> **Re: Swingplane Ventures, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed May 10, 2013**
> **Amendment No. 2 to Form 8-K**
> **Filed May 13, 2013**
> **Form 10-Q for Quarterly Period Ended March 31, 2013**
> **Filed May 20, 2013**
> **File No. 000-54571**

Dear Mr. De la Torre:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K Filed May 10, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

1.   We note your statement on pages 3 and 40 that the shares of preferred stock have 100 votes for each share of common stock. This statement appears to be inconsistent with your description of the preferred stock on page 87, which indicates that holders of preferred stock are entitled to 100 votes for each share of preferred stock held by them. Please revise your disclosure where appropriate to eliminate any inconsistencies in the description of the voting rights of the holders of preferred stock.

Description of Business, page 4

2.   We note your response to comment 2 in our letter dated March 21, 2013, and we partially reissue the comment. Please describe the nature of the 75% interest in the mining concessions that is the subject of the option.

3.   We note that Mid Americas is currently in default under the option agreement, as amended. Please disclose in greater detail the potential impact upon the agreement and the company's business as a result of the default. In addition, please add a risk factor of this current and any past defaults. Lastly, clearly disclose the current default each time you reference the option to purchase the 75% interest.

4.   The dollar amounts of the first cash consideration as set forth in the table on page four and again on page eight are not consistent with the amendments to the option agreement. In addition, the amounts in the table on page four are not consistent with the amounts on page seven. Please reconcile.

5.   We reissue comment three in our letter dated March 21, 2013. Please disclose all material terms of the option agreement. Clarify all other payments such as property taxes that are the responsibility of the company and that will count toward the property expenditures.

6.   Clarify the statement on page 11 that the company "has no rights to any of the shipments made to ENAMI until it is on the property as required under the option agreement." Clarify all of the steps the company is required to complete before it has any rights to the shipments. Also clarify whether the portion of the mineral claim that the company would gain a 75% interest in is different from the portion of the property that the optionors are currently using for limited mining operations, as mentioned on page six.

7.   We partially reissue comment 9 in our letter dated March 21, 2013. Please disclose the costs and effects of compliance with environmental laws as required by Item 101(h)(4)(xi) of Regulation S-K.

8.   We partially reissue 10 in our letter dated March 21, 2013. Please clarify what percentage of the concessions are impacted by the anomalies identified in the title, the specifics regarding the anomalies found, when the deficiencies began, the amount that would be required to fix such anomalies, the impact this has upon the option agreement and the impact this could have upon your proposed business. Provide clear disclosure of the anomalies in the title identified by the Chilean legal counsel each time you discuss the option agreement or the mining concessions.

Terms of Option Agreement, page 8

9.   We note your statement on page 9 that the "company currently has expressions of interest from potential funders and joint venture partners." Please describe in further detail these expressions of interest, including the current status of negotiations with such funders or joint venture partners.

Current Operations on the Property, page 9

10.   We note your response to comment 13 in our letter dated March 21, 2013. Please disclose in your Form 8-K all of the information included in your response to comment 13.

11.   Please discuss whether the required licenses and permits disclosed on page 11 are the same for the Robles and Angela concessions since the Robles concessions have been granted exploitation status and the Angela concessions have been granted exploration status.

Employees, page 22

12.   We reissue comment 14 in our letter dated March 21, 2013. We note that you have disclosed the number of employees as of December 31, 2012. Please disclose the number of employees as of the date of Form 8-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

13.   Please disclose the material terms of the $25,000 loan from an unrelated third party and file the agreement as an exhibit.

14.   We note the statement on page 43 that the option agreement is in default but extended by the optionors subject to ongoing negotiations. Please file the extension agreement as an exhibit and disclose the material terms of the extension. Also, please reconcile this statement with the business section disclosure, which does not reflect any extension to the option agreement.

Proposed Exploration Programs, page 71

15.   We reissue comment 11 in our letter dated March 21, 2013. Please discuss the anticipated time frame to complete each phase if you had sufficient funds to undertake such exploration. In doing so, please clarify that you currently do not have sufficient funds to undertake such exploration and discuss in greater detail the delays in timing if you are unable to obtain the necessary funds. In addition, please reconcile the disclosure in this section regarding your plan of operations with the disclosure in the business

section. It appears from the business section that once you raise sufficient funds to meet the terms of the option agreement you will commence mineral operations. However, in this section you discuss the steps needed to determine whether there are sufficient reserves to commence mineral operations.

Security Ownership of Certain Beneficial Owners and Management, page 74

16.   We partially reissue comment 33 in our letter dated March 21, 2013. Please revise the beneficial ownership table on page 74 to specify the percentage of the entire voting class held by each director and officer and by the directors and officers as a group.

17.   Please disclose the control person(s) for each entity listed in the beneficial ownership table on page 75.

18.   We note the statement on page 75 that Mr. De la Torre is the control person for Toucan Tropical Consulting Ltd. Please revise the beneficial ownership information for Mr. De la Torre to include the shares held by this and any other entity that he controls. Similarly revise the beneficial ownership amount and percentages for officers and directors as a group. Please add risk factor disclosure regarding the control by Mr. De la Torre.

19.   When providing the percentage of the entire voting class, please clarify, if true, by footnote or otherwise that the holders of common stock and the holders of preferred stock vote together as a single class, the holders of preferred stock are entitled to 100 votes per share of preferred stock held by them, and the holders of common stock are entitled to one vote per share of common stock held by them.

20.   We note that the last column of the beneficial ownership table on page 75 is intended to reflect the percentage of voting control. Please tell us how you calculated this percentage.

21.   We note your response to comment 35 in our letter dated March 21, 2013, and we partially reissue the comment. According to the disclosure on page 85, there are 18 record holders of common stock. Given the current disclosure in the beneficial ownership table on page 74, it would appear that there are other individuals that are beneficial owners of more than 5% of the common stock that have not been included in the table. Please revise the beneficial ownership table on page 74 to include all beneficial owners of more than 5% of common stock.

Directors and Executive Officers, page 76

22.   We note the removal of Mr. Voyer from the Form 8-K. However, it appears that Mr. Voyer was an officer and director on the date the initial Form 8-K was filed, as he signed the Form 8-K. Therefore, please revise to continue to provide the information required

throughout the Form 8-K regarding Mr. Voyer. Such information can be updated to reflect his resignation.

Executive Compensation, page 80

23.   Please clarify whether Mr. De la Torre received any compensation from Mid Americas prior to the reverse merger. In particular, we note the consulting fees paid to Toucan, an entity controlled by Mr. De la Torre. Item 402 of Regulation S-K requires disclosure of all compensation, direct or indirect. Please provide a detailed analysis as to why such information should not be included in the summary compensation table. Also, please file the employment agreement as an exhibit.

Certain Relationships and Related Party Transactions, page 82

24.   Please tell us how you calculated the percentage of the entire voting class beneficially owned by Toucan Tropical Consulting Ltd. and Mr. De la Torre.

25.   On page 82 and in a footnote to the tabular disclosure on page 91, you indicate that Toucan Tropical Consulting Ltd. received 10,000,000 shares of common stock at closing, which it directed to be issued to Gunter Stromberger. Please clarify on pages 82 and 91 who is the beneficial owner of such shares.

26.   On page 82, you indicate that Mr. Lindorfer is an officer and director of the company. This appears to be inconsistent with the tabular disclosure on page 76 which indicates that Mr. Lindorfer is only a director. Please revise your disclosure to eliminate any inconsistent statements in this respect.

Recent Sales of Unregistered Securities, page 86

27.   We partially reissue comment 41 in our letter dated March 21, 2013. As to any such securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold as required by Item 701(b) of Regulation S-K. Please also indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available as required by Item 701(d) of Regulation S-K.

Item 3.03 Material Modification to Rights of Security Holders, page 91

28.   We reissue comment 43 in our letter dated March 21, 2013. Please disclose the general effect of the issuance of preferred stock upon the rights of holders of common stock as required by Item 3.03(b) of Form 8-K in this section.

Item 5.01 Changes in Control of Registrant, page 91

29.   Please tell us why the tabular disclosure on page 91 does not account for all 100,000,000 shares of common stock of the company issued in connection with the acquisition of Mid Americas.

Exhibit 2.1

30.   We note that you have not filed with Exhibit 2.1 the Disclosure Statements for the Target and the Purchaser. Please file all material agreements. To the extent you omit these schedules, please include in the exhibit a list briefly identifying the contents of all missing schedules and agree to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Exhibit 10.2

31.   Please file Exhibit 10.2 in its entirety. We note that it is currently missing Schedule B.

Exhibit 99.1

Mid Americas Corporation

Financial Statements as of and for the Year Ended June 30, 2012

Report of Independent Registered Public Accounting Firm, page 2

32.   Please obtain and file a revised audit report that clearly identifies all financial statements included in Exhibit 99.1 as being audited. In this regard, the current audit report does not clearly identify the following financial statements as being audited:

- The statements of operations, stockholders' equity (deficit) and cash flows for the fiscal year ended June 30, 2012 and the period from inception (April 23, 2012) to June 30, 2012.

Also obtain and file a revised audit report that includes an explanatory paragraph that indicates the previously issued financial statements have been restated and references the restatement disclosures.

Statements of Cash Flows, page 5

33.   We note your disclosure on page 10 that the company received subscription proceeds of $350,000 on April 23, 2012. Please revise the subscriptions receivable line item in the financing activities section to properly reflect the $350,000 as proceeds from the sale of

common stock. Also make a similar revision to the subscriptions receivable line item in your December 31, 2012 statement of cash flows included in Exhibit 99.2.

Notes to the Audited Financial Statements, page 7

Restatement

34.   We note your disclosure on page 12 that you have restated your June 30, 2012 financial statements. Please revise to clearly label the June 30, 2012 financial statements as restated, and expand your footnotes to include the disclosures required by ASC 250-10-50-7.

Exhibit 99.2

Mid Americas Corporation

Financial Statements as of and for the Six Months Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page 2

35.   Please confirm our understanding that your independent auditor has audited all of the financial statements included in Exhibit 99.2 and, if so, obtain and file an audit report that clearly identifies all financial statements included in Exhibit 99.2 as being audited. In this regard, the current audit report does not clearly identify the following financial statements as being audited:

- December 31, 2012 balance sheet; and

- The statements of operations, stockholders' equity (deficit) and cash flows for the six months period ended December 31, 2012 and the period from inception (April 23, 2012) to December 31, 2012.

Also obtain and file a revised audit report that includes an explanatory paragraph that indicates the previously issued financial statements have been restated and references the restatement disclosures.

Notes to the Audited Financial Statements, page 7

Restatement

36.   We note your disclosure on page 11 that you have restated your December 31, 2012 financial statements. Please revise to clearly label the December 31, 2012 financial statements as restated, and expand your footnotes to include the disclosures required by ASC 250-10-50-7.

Amendment No. 2 to Form 8-K Filed May 13, 2013

Exhibit 99.3

Revised and Restated Pro Forma Financial Statements

37.   We note that the Swingplane Ventures December 31, 2012 financial statements that are included in Exhibit 99.3 do not agree to the respective financial statements included in the Swingplane Ventures December 31, 2012 Form 10-Q. We further note that the Swingplane Ventures statement of operations for the period ended June 30, 2012 that is included in Exhibit 99.3 does not agree to the respective financial statements included in the Swingplane Ventures June 30, 2012 Form 10-K. Please revise as necessary or explain to us why you believe that a revision is not required.

Form 10-Q For Quarterly Period Ended March 31, 2013

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

Net Income Per Share of Common Stock, page F-8

38.   In future filings, please confirm to us that you will disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1(c).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

                                Sincerely,

                                /s/ David Link for

                                John Reynolds
                                Assistant Director